Public Service Company of New Hampshire					Exhibit 12
Ratio of Earnings to Fixed Charges

(Thousands of Dollars)
	For the Years Ended December 31,
	2008	2007	2006	2005	2004
Earnings, as defined:
Net income	$58,067	$54,434	$35,323	$41,739	$46,641
Income tax expense	21,996	22,794	39,183	12,234	12,993
Equity in (earnings)/losses of regional nuclear
generating companies	(62)	(343)	74	(230)	(165)
Dividends received from regional equity investees	-	521	367	172	614
Fixed charges, as below	54,597	50,637	50,092	49,751	47,211
Less: Interest capitalized (including AFUDC)	(2,967)	(2,985)	(2,768)	(1,896)	(272)
Total earnings, as defined	$131,631	$125,058	$122,271	$101,770	$107,022

Fixed charges, as defined:
Interest on long-term debt (a)	$32,655	$26,029	$24,100	$20,481	$17,441
Interest on rate reduction bonds	15,969	18,013	20,828	24,074	26,901
Other interest	1,539	2,243	829	1,733	1,197
Rental interest factor	1,467	1,367	1,567	1,567	1,400
Interest capitalized (including AFUDC)	2,967	2,985	2,768	1,896	272
Total fixed charges, as defined	$54,597	$50,637	$50,092	$49,751	$47,211

Ratio of Earnings to Fixed Charges	2.41	2.47	2.44	2.05	2.27

(a) Interest on long-term debt amounts include amortized premiums, discounts and capitalized expenses related to indebtedness.